SIFY TECHNOLOGIES LIMITED

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113

India.

VIA EDGAR

February 22, 2023

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Ms. Claire DeLabar

Staff Accountant

Re: Sify Technologies Limited

Form 20-F for the Fiscal Year Ended March 31, 2022

Filed June 10, 2022

File No. 000-27663

Dear Ms. DeLabar,

This letter is submitted on behalf of Sify Technologies Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, as set forth in your letter (the “Comment Letter”) to M P Vijay Kumar dated February 9, 2023 with respect to the Company’s Audited Financial Statements filed along with Form 20-F for the fiscal year ended March 31, 2022. For reference purposes, the relevant text of your letter has been reproduced herein with a response below your comment.

Comment:

Report of Independent Registered Public Accounting Firm, page 104

We note that the report of Manohar Chowdry & Associates, C.A. refers only to the year ended March 31, 2022. We also note that the consent from Manohar Chowdry & Associates, C.A. in Exhibit 15.1 states that the report dated June 10, 2022 is for the three years ended March 31, 2022 and the consent from ASA & Associates LLP in Exhibit 15.2 states that the report dated July 28, 2021 is for the two years ended March 31, 2021 and 2020. Please provide the report from ASA & Associates LLP for the years ended 2021 and 2020 in an amended Form 20-F or revise the report from Manohar Chowdry & Associates, C.A. on page 104 to include all three years presented, whichever disclosure revision reflects the audit work performed by each firm pursuant to Items 8(A)(1) and (2) of Form 20-F. Please also file corrected exhibits, as necessary.

Response:

In response to your comment, the Company is filing an amendment to its Annual Report to provide (i) an audit report from ASA & Associates LLP for the consolidated statements of financial position of the Company as of March 31, 2021 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended March 31, 2021 and the related notes, and (ii) An actual consent from Manohar Chowdry & Associates, C.A. reflecting that their audit report is for the year ended March 31, 2022.

If you have any questions regarding the above clarifications, please feel free to contact the undersigned at +91 44 2254 0770, ext. 2010.

/s/ M P Vijay Kumar
Name: M P Vijay Kumar
Title: Chief Financial Officer
Sify Technologies Limited
Chennai
India